

Mail Stop 3561

August 31, 2017

Michel Atlidakis
President
The Diamond Cartel, Inc.
28 Banting Crescent
London, Ontario
Canada N6G 4G2

> **Re:** **The Diamond Cartel, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Response Dated August 11, 2017**
> **File No. 333-215884**

Dear Mr. Atlidakis:

We have reviewed your August 11, 2017 response to our comment letter and have the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2017 letter.

General

1. We note your responses to our prior comments 1 and 2 and reissue in part. You disclose that you are a blank check company in your registration statement. As such, please revise your registration statement throughout to comply with Rule 419 of Regulation C under the Securities Act, as applicable. In this regard, please also explain to us how you will comply with Rule 419(d) upon execution of an agreement for an acquisition, or otherwise provide level S-4 disclosure, and why it is appropriate to register the share exchange on Form S-1 now, before you have an acquisition candidate. We may have further comment upon reviewing your response.

You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: William T. Hart